MANAGEMENT AGREEMENT

Rational Advisors, Inc.

Exhibit

Dated: September 6, 2018

Fund	Percentage of Daily Net Assets
Strategy Shares EcoLogical Strategy ETF	0.60%
Strategy Shares US Market Rotation Strategy ETF	0.60%
Strategy Shares Nasdaq 7 HANDL™ Index ETF	0.60%
Strategy Shares Nasdaq 5 HANDL™ Index ETF	0.46%
Strategy Shares Drawbridge Dynamic Allocation ETF	0.75%

STRATEGY SHARES

By: /s/ Stephen P. Lachenauer

Print Name: Stephen Lachenauer

Title: Trustee

RATIONAL ADVISORS, INC.

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President